Exhibit 99.9

Red White & Bloom Brands Announces Successful Pre-Qualification in the State of Michigan

TORONTO, May 27, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”) multi-state operator in the United States, today announced that it has completed the more comprehensive portion of Michigan’s two-step application process for marijuana licensing through a wholly owned operating subsidiary, RWB Michigan, LLC. The Marijuana Regulatory Agency (“MRA”) pre-qualification represents the authorization of the company to move forward with its full operational strategy in the State and complete the licensing process for its intended facilities. As part of the first step, which is prequalification, all application materials, background checks, and payment of the application fees have been completed.

“Michigan has been one of the highest bars of entry to any market we’ve entered. The regulatory body has done it right and all stakeholders should feel comfort with the level of scrutiny and governance we have to be compliant with as operators. This now provides a path for us to fully execute on our strategy of being the house of brands and being great channel partners to all of our distribution points as well as our own planned flagship retail locations” said RWB CEO and Chairman Brad Rogers. “Entering Michigan provides RWB access to a market with a population of approximately 10 million people, and one, where recent state monthly sales are over US $145 million. Given the number of documents and rigorous background check process, pre-qualification is the most significant regulatory hurdle in the Michigan marijuana licensing process.”

The second and final step in Michigan marijuana licensing includes a review of the proposed establishment’s operating and layout plans including but not limited to facility review, technology and inventory process, and marketing strategy as well as including physical inspection and payment of the license fee once approved.

Rogers concluded: “We are well on our way to meeting this second step upon completion and approval of our revised asset acquisition agreement of the 18 retail locations currently held by our investee as well as certain cultivation and processing facilities. Having started our journey through investments in Michigan, upon completion of the step two process, we can finally deliver to our shareholders the financial results commensurate with our patience and our judicious investments in the great state of Michigan.   We look forward to bringing exceptional quality, price and experience through our house of brands and product lines that are second to none to loyal consumers in Michigan; as we work closely with regulators in Michigan to set new standards as the market continues to evolve.”

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.